		EXHIBIT 12a

CLECO CORPORATION
COMPUTATION OF EARNINGS TO FIXED CHARGES
AND EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(UNAUDITED)

	For the		For the
	three		twelve
	months ended		months ended
	March 31, 2003
	(Thousands, except ratios)

Earnings from operations	$ 17,813		$ 75,635
Income taxes	8,239		42,380

Earnings from operations before income taxes	$ 26,052		$ 118,015

Fixed charges:
Interest, long-term debt	$ 14,522		$ 57,393
Interest, other (including interest on short-term debt)	2,583		11,023
Amortization of debt expense, premium, net	618		1,844
Portion of rentals representative of an interest factor	163		621

Total fixed charges	$ 17,886		$ 70,881

Earnings from operations before income taxes	26,052		118,015
Total fixed charges	17,886		70,881
Amortization of capitalized interest	182		725
Long-term capitalized interest	-		(3,341)

Earnings from operations before income taxes
and fixed charges	$ 44,120		$ 186,280

Ratio of earnings to fixed charges	2.47	x	2.63	x

Total fixed charges from above	$ 17,886		$ 70,881
Preferred stock dividends	547		2,164

Total fixed charges and preferred stock dividends	$ 18,433		$ 73,045

Ratio of earnings to combined fixed charges
and preferred stock dividends	2.39	x	2.55	x